File No. 812-_______

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
EXEMPTING APPLICANTS FROM RULE 12d1-2(a) THEREUNDER

In the matter of
AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.
AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.
AMERICAN CENTURY INVESTMENT SERVICES, INC.
4500 Main Street
Kansas City, Missouri 64111

Please direct all communications concerning this Application to:

Todd P. Zerega
Reed Smith LLP
225 Fifth Avenue
Pittsburgh, PA 15222
(412) 288-8239

Copy to:

Kathleen Gunja Nelson
4500 Main Street
Kansas City, Missouri 64111
(816) 340-3226

As filed with the Securities and Exchange Commission on July 29, 2011

Page 1 of 17 sequentially numbered pages (including exhibits)

TABLE OF CONTENTS

I.	INTRODUCTION	3

II.	THE APPLICANTS	4

III.	THE APPLICANTS’ PROPOSAL	4

IV.	APPLICABLE LAW AND LEGAL ANALYSIS	5

V.	SUPPORTING PRECEDENT	8

VI.	THE APPLICANTS’ CONDITION	9

VII.	REQUEST FOR ORDER	9

VIII.	PROCEDURAL MATTERS	9

Exhibit A – Authorizations		11

Exhibit B – Verifications		14

Page 2 of 17 sequentially numbered pages (including exhibits)

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

	)	APPLICATION FOR AN ORDER
In the Matter of	)	PURSUANT TO SECTION 6(c) OF
AMERICAN CENTURY STRATEGIC	)	THE INVESTMENT COMPANY
ASSET ALLOCATIONS, INC.,	)	ACT OF 1940, AS AMENDED,
AMERICAN CENTURY INVESTMENT	)	EXEMPTING APPLICANTS FROM
MANAGEMENT, INC. and	)	RULE 12d1-2(a) THEREUNDER
AMERICAN CENTURY INVESTMENT	)
SERVICES, INC.	)
)

I.	INTRODUCTION

American Century Strategic Asset Allocations, Inc. (“ACSAA”), American Century Investment Management, Inc. (“ACIM”), and American Century Investment Services, Inc. (“ACIS” and together with ACIM and ACSAA, the “Applicants”)1 hereby file this application (the “Application”) for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Applicants from Rule 12d1-2(a) under the Act. Applicants request the exemption to the extent necessary to permit any existing or future series of ACSAA and any other existing or future registered open-end investment company or series thereof that is advised by ACIM or any person controlling, controlled by or under common control with ACIM (any such advisor or ACIM, an “Advisor”) and that invests in other registered open-end investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (each an “Applicant Fund”), to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”). Applicants also request that the order exempt any entity controlling, controlled by or under common control with ACIS that now or in the future acts as principal underwriter with respect to the transactions described in the Application.

1 Every existing entity that currently intends to rely on the requested order is named as an applicant. Any existing or future entity that relies on the requested order will do so only in accordance with the terms and condition of this application.

Page 3 of 17 sequentially numbered pages (including exhibits)

II.	THE APPLICANTS

A.	ACSAA and the Applicant Fund

ACSAA is organized as a Maryland corporation and is registered with the Securities and Exchange Commission (the “Commission”) as an open-end management investment company. ACSAA intends to operate a fund in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act.2

B.	ACIM

The Applicant Fund will enter into an investment advisory agreement with ACIM or another Advisor pursuant to which the Advisor will provide investment management advice and manage the Applicant Fund’s business affairs, subject to the general oversight of the Applicant Fund’s board of directors. ACIM, a Delaware corporation, is an investment advisor registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Any other Advisor will also be registered under the Advisers Act.

C.	ACIS

ACIS, a Missouri corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended, and will serve as the distributor for the Applicant Fund.

III.	THE APPLICANTS’ PROPOSAL

The Applicant Fund will invest in certain Underlying Funds to be set forth in its prospectus. Applicants propose that, subject to the terms and conditions set forth in this Application, the Applicant Fund be permitted to invest in Other Investments while investing in Underlying Funds and other securities in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act. The Applicant Fund will comply with Rule 12d1-2 under the Act, but for the fact that the Applicant Fund may invest a portion of its assets in Other Investments. The opportunity to invest in Other Investments will allow the Applicant Fund greater flexibility to meet its investment objectives. For example, there may be times when using a derivative instrument may allow the Applicant Fund to invest in eligible asset classes with greater efficiency and lower cost than would otherwise be possible through investment in an Underlying Fund. The Applicant Fund would use Other Investments for a purpose that is consistent with its investment objectives, policies, strategies and limitations.  Consistent with its fiduciary obligations under the Act, the Applicant Fund’s board of directors will review the advisory fees charged by the Applicant Fund’s Advisor to ensure that such fees are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any Underlying Fund in which the Applicant Fund may invest.

2 Global Allocation Fund, a series of ACSAA, has been created as a series of ACSAA under Maryland law but does not yet have an effective registration statement with the Commission as of the date of this Application.

Page 4 of 17 sequentially numbered pages (including exhibits)

IV.	APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more than 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets. Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of fund of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services. Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

Page 5 of 17 sequentially numbered pages (including exhibits)

(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)
the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III)	with respect to –

(aa)
securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb)
securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)
the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the Act.3 That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire (in addition to securities issued by another registered investment company in the same group of investment companies, government securities, and short-term paper):

(1)
Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

3 See Fund of Funds Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the “Adopting Release”).

Page 6 of 17 sequentially numbered pages (including exhibits)

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.4 The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that [S]ection 12(d)(1)(G) was intended to address.”5 The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(J)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”6

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.7 It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products. Section 6(c) provides as follows:

The Commission, . . . by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

4 See Adopting Release at 17, n.58.

5 Id. at 17-18.

6 See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

7 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Rel. No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”) Sisto Financial Corp., Investment Company Act Rel. No. 923 (July 17, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

Page 7 of 17 sequentially numbered pages (including exhibits)

Applicants believe that permitting the Applicant Fund to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address, namely: (1) pyramiding of voting control of underlying funds; (2) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (3) unnecessary duplication of costs (such as sales loads, advisory fees and administrative costs); and (4) complex pyramidal structures that may be confusing to investors.8 Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired funds be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.9 The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Likewise, permitting the Applicant Fund to invest in Other Investments in furtherance of its investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility will provide the Applicant Fund a broader array of investment options through which to pursue its investment objective.

Applicants submit that the requested exemption offers significant benefits, as detailed in Part III above, and is “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act],” and therefore meets the standards for relief set forth in Section 6(c) of the Act. As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

8 See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

9 While Section 12(d)(1)(G) is commonly referred to as a “fund of funds” exemption, it does not require an acquiring fund to invest in more than one underlying fund.

Page 8 of 17 sequentially numbered pages (including exhibits)

V.	SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in Other Investments. See Russell Investment Company, et al., File No. 812-13870, Investment Company Rel. Nos. 29664 (May 3, 2011) (order) and 29623 (April 6, 2011) (notice); Nuveen Asset Management, et al., File No. 812-13839, Investment Company Rel. Nos. 29546 (Dec. 30, 2010) (order) and 29522 (Dec. 8, 2010) (notice); Northern Lights Fund Trust, et al., File No. 812-13786, Investment Company Rel. Nos. 29487 (Oct. 26, 2010) (order) and 29452 (Sept. 30, 2010) (notice); and FFCM, LLC, et al., File No. 812-13748, Investment Company Rel. Nos. 29335 (June 29, 2010) (order) and 29292 (June 2, 2010) (notice).

VI.	THE APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.           Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Applicant Fund from investing in Other Investments as described in the Application.

VII.	REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the standard for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.	PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

All requirements of the charter documents of each Applicant have been complied with in connection with the execution and filing of this Application. Each person signing the Application is fully authorized to do so. The Authorizations required by Rule 0-2(c) under the Act are included in this application as Exhibit A-1, Exhibit A-2 and Exhibit A-3. The Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1, Exhibit B-2 and Exhibit B-3.

Page 9 of 17 sequentially numbered pages (including exhibits)

The Applicants request that the Commission issue the requested exemptive order in accordance with the procedures of Rule 0-5 under the Investment Company Act without a hearing.

Page 10 of 17 sequentially numbered pages (including exhibits)

Applicants have caused this Application to be duly signed on their behalf on the 29th day of July, 2011.

AMERICAN CENTURY STRATEGIC ASSET ALLOCATIONS, INC.

By:	/s/ David H. Reinmiller Name: David H. Reinmiller Title: Vice President

AMERICAN CENTURY INVESTMENT MANAGEMENT, INC.

By:	/s/ David H. Reinmiller Name: David H. Reinmiller Title: Vice President

AMERICAN CENTURY INVESTMENT SERVICES, INC.

By:	/s/ David Larrabee Name: David Larrabee Title: President and Chief Executive Officer

Page 11 of 17 sequentially numbered pages (including exhibits)

Exhibit A-1

AUTHORIZATION

The undersigned, being duly elected Secretary of American Century Strategic Asset Allocations, Inc. (the “Issuer”), DOES HEREBY CERTIFY that the following resolutions were adopted by the Board of Directors of the Issuer at a meeting duly held on June 9, 2011, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the Board of Directors of the Issuer hereby approves, and authorizes and empowers the appropriate officers of the Issuer to complete, execute and file, in the name and on behalf of the Issuer, an application with the Securities and Exchange Commission, and any and all exhibits and documents relating thereto, with such changes, additions, deletions and amendments as the officer or officers executing such application may deem necessary or appropriate, that would exempt the Issuer from certain provisions of the 1940 Act and/or rules thereunder to the extent necessary to allow each such Fund of Funds to use financial instruments that are not securities, consistent with the Fund of Fund’s investment objective, strategies, policies and limitations.

FURTHER RESOLVED, that the appropriate officers of the Issuer be, and each of them hereby is, authorized and empowered, for and on behalf of the Issuer, to execute and deliver any and all documents, contracts or instruments in the name of and on behalf of the Issuer, and do or cause to be done any and all such other acts and things that they, or any of them, may deem necessary or appropriate in order to implement fully and promptly the purposes and intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 26th day of July, 2011.

By:  /s/ Ward D. Stauffer
Name:  Ward D. Stauffer
Title:  Secretary

Page 12 of 17 sequentially numbered pages (including exhibits)

Exhibit A-2

AUTHORIZATION

The undersigned, being duly elected Secretary of American Century Investment Management, Inc. (“ACIM”), DOES HEREBY CERTIFY that the following resolutions were adopted by the Board of Directors of ACIM via unanimous written consent dated July 13, 2011, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the Board of Directors of ACIM hereby approves, authorizes and empowers the appropriate officers of ACIM to complete, execute and file, in the name and on behalf of ACIM, an application with the Securities and Exchange Commission, and any and all exhibits and documents relating thereto, with such changes, additions, deletions and amendments as the officer or officers executing such application may deem necessary or appropriate, that would exempt existing and future Funds of Funds advised by ACIM from certain provisions of the 1940 Act and/or rules thereunder to the extent necessary to allow each such Fund of Funds to use financial instruments that are not securities, consistent with the Fund of Fund’s investment objective, strategies, policies and limitations.

FURTHER RESOLVED, that the appropriate officers of ACIM be, and each of them hereby is, authorized and empowered, for and on behalf of ACIM, to execute and deliver any and all documents, contracts or instruments in the name of and on behalf of ACIM, and do or cause to be done any and all such other acts and things that they, or any of them, may deem necessary or appropriate in order to implement fully and promptly the purposes and intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 26th day of July, 2011.

By:  /s/ Ward D. Stauffer
Name:  Ward D. Stauffer
Title:  Secretary

Page 13 of 17 sequentially numbered pages (including exhibits)

Exhibit A-3

AUTHORIZATION

The undersigned, being duly elected Secretary of American Century Investment Services, Inc. (“ACIS”), DOES HEREBY CERTIFY that the following resolutions were adopted by the Board of Directors of ACIS via unanimous written consent dated July 13, 2011, and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the Board of Directors of ACIS hereby approves, authorizes and empowers the appropriate officers of ACIS to complete, execute and file, in the name and on behalf of ACIS, an application with the Securities and Exchange Commission, and any and all exhibits and documents relating thereto, with such changes, additions, deletions and amendments as the officer or officers executing such application may deem necessary or appropriate, that would exempt existing and future Funds of Funds distributed by ACIS from certain provisions of the 1940 Act and/or rules thereunder to the extent necessary to allow each such Fund of Funds to use financial instruments that are not securities, consistent with the Fund of Fund’s investment objective, strategies, policies and limitations.

FURTHER RESOLVED, that the appropriate officers of ACIS be, and each of them hereby is, authorized and empowered, for and on behalf of ACIS, to execute and deliver any and all documents, contracts or instruments in the name of and on behalf of ACIS, and do or cause to be done any and all such other acts and things that they, or any of them, may deem necessary or appropriate in order to implement fully and promptly the purposes and intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 26th day of July, 2011.

By:  /s/ Ward D. Stauffer
Name:  Ward D. Stauffer
Title:  Secretary

Page 14 of 17 sequentially numbered pages (including exhibits)

Exhibit B-1

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 29, 2011 for and on behalf of American Century Strategic Asset Allocations, Inc.; that he is the Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ David H. Reinmiller
Name:  David H. Reinmiller

Page 15 of 17 sequentially numbered pages (including exhibits)

Exhibit B-2

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 29, 2011 for and on behalf of American Century Investment Management, Inc.; that he is the Vice President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ David H. Reinmiller
Name:  David H. Reinmiller

Page 16 of 17 sequentially numbered pages (including exhibits)

Exhibit B-3

VERIFICATION

The undersigned states that he has duly executed the attached Application dated July 29, 2011 for and on behalf of American Century Investment Services, Inc.; that he is the President and Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ David Larrabee
Name:  David Larrabee

Page 17 of 17 sequentially numbered pages (including exhibits)